RUBICON
MINERALS CORPORATION

NEWS RELEASE
TSX VENTURE EXCHANGE - SYMBOL: RMX	JUNE 12, 2003
OTCBB - SYMBOL: RUBIF	PR03-16

RUBICON ACQUIRES 11 ADDITONAL PROPERTY INTERESTS IN RED LAKE DISTRICT, ONTARIO
- English Royalty Division: over $670,000 in cash and share payments due in year one, an increase of 15.5% -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX VENTURE) is pleased to announce that, subsequent to its recent acquisition of 63 property and contractual interests, located mainly in the Red Lake district of Ontario (see news release dated March 10, 2003), the Company has acquired an additional 11 property agreements at no additional cost to the Company. With these new acquisitions, Rubicon's cash flow projection for March 2003 to February 2004 income (cash plus share value) for the English Royalty Division ("ERD") is over $670,000.

The 74 property interests, acquired from prospector/entrepreneur Perry English, are now part of the ERD of the Company are currently optioned to 18 different exploration companies, including Rubicon. Other companies include Wolfden Resources, Red Lake Resources, Skyharbour Developments and others. In addition to forecast payment streams from the properties, Rubicon will control royalties from any future production on 34 properties including 14 currently optioned by Rubicon to AngloGold.

Most of the ERD properties are located in the Red Lake-Birch Uchi belts of northwestern Ontario, but also include properties elsewhere in Ontario, New Brunswick and Newfoundland. For a list of optionees and a property map of the Red Lake-Birch Uchi belts, please see the Company's website at www.rubiconminerals.com.

David Adamson said: "With our unparalleled Red Lake focus, Rubicon offers investors exposure not only to new high grade gold discoveries on the Company's 100% controlled advanced McFinley Gold Project, and to discoveries on regional land holdings under option to AngloGold but also, indirectly, to exploration of an additional 29 Red Lake properties which we own the underlying agreements. With this exploration focus, plus cash flow and potential future royalty payments, we believe, makes Rubicon the junior of choice in Red Lake."

Rubicon Minerals Corporation is a well funded junior mineral exploration company with over 260 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario, which hosts two high-grade, world-class gold mines (Placer Dome's Campbell Mine and Goldcorp's Red Lake Mine). Included in Rubicon's Red Lake holdings is the 100%-controlled McFinley Gold Project, from which the Company has reported high-grade intercepts from several zones including 21.26 oz/ton gold over 1.15 feet, 1.34 oz/ton gold over 3.28 feet and 1.92 oz/ton gold over 2.2 feet. Rubicon has also established several, large land positions in Newfoundland that cover a number of highly prospective gold targets.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6
TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.